Exhibit 99.2

Rio Tinto plc

Total voting rights and issued capital

1 February 2018

In accordance with the Financial Conduct Authority’s (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Rio Tinto plc notifies the market that as of 31 January 2018:

1.	Rio Tinto plc’s issued share capital comprised 1,348,931,746 Ordinary shares of 10p each, each with one vote.

2.	9,465,899 Ordinary shares of 10p each are held in treasury. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

Accordingly the total number of voting rights in Rio Tinto plc is 1,339,465,847 which figure may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Rio Tinto plc under the FCA’s Disclosure Guidance and Transparency Rules.

Note:

As at the date of this announcement:

(a)

Rio Tinto plc has also issued one Special Voting Share of 10p and one DLC Dividend Share of 10p in connection with its dual listed companies (‘DLC’) merger with Rio Tinto Limited which was designed to place the shareholders of both companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both companies; and

(b)	there are 412,414,348 publicly held Rio Tinto Limited shares in issue which do not form part of the share capital of, or voting rights in, Rio Tinto plc.

LEI: 213800YOEO5OQ72G2R82

Classification: 2.5 Total number of voting rights and capital disclosed under article 15 of the Transparency Directive

Steve Allen Group Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885